Exhibit 99.1

Globis Acquisition Corp. Announces Extension of Completion Window to June 15, 2022

New York, NY, March 8, 2022 — Globis Acquisition Corp. (NASDAQ: GLAQU, GLAQ, GLAQW, the “Company”) announced today that it has extended the period of time it will have to consummate its initial business combination by 3 months from the current deadline of March 15, 2022 until June 15, 2022. Globis SPAC LLC, the Company’s initial public offering sponsor, has timely deposited $1,150,000 in the Company’s trust account. The purpose of the extension is to provide time for the Company to complete a business combination. The Company’s stockholders are not entitled to vote on or redeem their shares in connection with such extension of the completion window.

About Globis Acquisition Corp.

Globis Acquisition Corp. is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Globis Acquisition Corp. intends to focus its search on a target business that will benefit from trends toward economic globalization, particularly as it affects emerging markets. The proceeds of the offering will be used to fund such business combination.

Forward Looking Statements

This press release includes forward-looking statements that involve risks and uncertainties. Forward looking statements are statements that are not historical facts. Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based, except as required by law.

Contact:

Hayden IR

Brett Maas

(646) 536-7331

brett@haydenir.com